SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

August 29, 2005 TSX-VENTURE: SBX

US$ 1,500,000 Private Placement

The Directors of the Company are pleased to announce a new equity financing in the form of a non-brokered Private Placement, to raise up to US$ 1,500,000. The proceeds are to be used for general working capital.

The Private Placement consists of 2,500,000 units, at US$ 0.60 per unit for total proceeds of

US$ 1,500,000. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of US$ 0.80 per share in the first year and US$ 1.00 per share in the second year following closing.

Sea Breeze Power Corp. is engaged in the development of renewable energy through two of its wholly owned subsidiaries: Powerhouse Developments Inc., and Sea Breeze Energy Inc. The Company, in conjunction with Boundless Energy LLC, through their jointly owned subsidiary Sea Breeze Pacific Regional Transmission System Inc., is developing merchant and independent transmission opportunities including the Juan de Fuca Cable project.

The Private Placement remains subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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